FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 27, 2005

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated July 27, 2005 announcing Second Quarter Financial Results and Interim Results for the six-month period ending June 30, 2005	3

Signature	20

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES 2nd QUARTER RESULTS

EDMONTON, ALBERTA, CANADA - July 27, 2005 - Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the six months ended June 30, 2005.

Financial Update

Financial results for the six months ended June 30, 2005 reflect a consolidated net loss from operations of $9.2 million or $0.12 per share compared to $3.8 million or $0.05 per share for the same period in 2004. The increased net loss of $5.4 million in 2005 arises from lower revenues of $5.5 million and higher research and development expenditures of $0.7 million, offset by higher investment and other income of $0.2 million and reductions in general and administrative expenses of $0.4 million, marketing and business development expenses of $0.1 million and other expenses of $0.1 million. The higher revenues in 2004 resulted from the recognition into income of the remaining deferred licensing revenues related to Theratope® vaccine, totalling $5.9 million, due to the return of the Theratope development and commercialization rights from Merck KGaA of Darmstadt, Germany announced in June 2004.

Biomira’s financial reserves total $30.1 million in cash and short-term investments as at June 30, 2005, a decrease of $8.5 million from the year end position due to funding of operations.

For a further discussion of the Company’s financial results for the six months ended June 30, 2005, please refer to the Company’s unaudited consolidated financial statements and the Company’s full Management Discussion & Analysis of Financial Condition and Results of Operations included in this news release.

Highlights From the Second Quarter

•
L-BLP25 phase 2b protocol-specified survival update and data in non-small cell lung cancer (NSCLC) presented at 41st annual meeting of the American Society of Clinical Oncology (ASCO) Meeting held in Orlando, FL - May 2005; Merck KGaA and Biomira remain encouraged by two-year survival data.

•
Enrolment into L-BLP25 phase 2 safety study continues in preparation for pivotal phase 3 study, expected to begin late 2005 - Trial to assess safety of the vaccine formulation planned to be used in phase 3 study. Both studies are for the NSCLC indication.

•	Biomira to seek a partner for its third-generation vaccine, L-BGLP40.

•	Synthetic Biologics Unit formed to take advantage of strong potential in chemically synthesized biologicals for use in protective and therapeutic vaccines.

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Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), prepared as at July 15, 2005, should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the six months ended June 30, 2005, included hereafter, as well as the audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2004. Except as discussed below, all other factors referred to and discussed in the MD&A for the fiscal year end December 31, 2004 remain substantially unchanged.

Overview of the Business
Biomira Inc. is an international biotechnology company operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. We are focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Immunotherapy is a treatment approach designed to induce protective immune responses that will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients. Our strategic mission is to become a forward integrated, global products-oriented biotechnology company.

BLP25 Liposome Vaccine (L-BLP25)

Data from the phase 2b study of L-BLP25 in NSCLC, originally announced in December 2004 were presented at the 41st annual meeting of the American Society of Clinical Oncology (ASCO) held in Orlando, FL in May 2005. Biomira and Merck KGaA of Darmstadt, Germany remain encouraged by the survival data, particularly after two years.

The poster presented at ASCO centered on the 65-patient subset of patients with Stage IIIB locoregional disease. In this subset, those who received L-BLP25 in addition to best supportive care survived considerably longer than those with the same stage disease who received best supportive care alone. The median survival for the vaccine arm is encouraging. At the time of the November 2004 formal analysis, the median survival in the vaccine arm had not been reached, but will not be less than 23 months compared with median survival of 13.3 months for patients who did not receive the vaccine. Additionally, the hazard ratio, a statistical test used to describe relative risk, is 0.5652. In this clinical trial, a hazard ratio of less than one indicates a decrease in the risk of death for patients who received L-BLP25. However, the difference in survival between patients who received vaccine and those who did not receive the vaccine remained statistically non-significant (p=0.0924), in line with expectations given the relatively small numbers of patients in each group.

The differences in the number of patients who remain alive, one year, two years and three years after entering this trial suggest a positive survival impact for those who received the vaccine. The two-year

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survival data show 33.3 per cent of patients on the best supportive care arm remained alive, while 57.1 per cent of patients on the vaccine arm were still alive two years after their enrolment in the trial. The three-year survival data are also promising, but are less mature and will be re-calculated using additional data following the next survival analysis. The protocol will be amended to allow further survival documentation to be collected, and a further analysis is expected to be completed by the end of 2005.

A second poster at ASCO described the patients’ quality of life outcomes by stage of disease. Statistically significant differences in quality of life were identified at two separate time-points on the trial for patients with Stage IIIB locoregional disease, favouring patients who received vaccine. No differences were found between the patients with the more advanced Stage IIIB with pleural effusion and Stage IV disease. The quality of life data for vaccinated patients with Stage IIIB locoregional disease is encouraging.

We see an important trend worth exploring in a phase 3 study. Additionally, we believe that L-BLP25 may be beneficial to patients with Stage IIIA disease, in addition to those with Stage IIIB locoregional disease, and patients with either disease stage will be potentially eligible for our phase 3 trial. By adding patients with Stage IIIA unresectable disease to our trial, we will also increase the potential market, should the trial outcome be successful.

We are currently enrolling patients in a L-BLP25 phase 2 safety study in preparation for the large multinational pivotal phase 3 study. The phase 2 safety study incorporates manufacturing changes to the vaccine intended to secure the future commercial supply of the vaccine. The phase 2 study is expected to enroll approximately 20 patients in eight sites across Canada and should complete enrolment in the third quarter of 2005. Shortly thereafter, towards the end of 2005, the phase 3 trial is expected to commence.

Business Development

“With our collaboration with Merck KGaA for L-BLP25 in place, we will now focus our efforts and resources on finding a collaborator for our follow-on vaccine, L-BGLP40, which we believe offers the best elements of both L-BLP25 and Theratope,” said Alex McPherson, MD, PhD, President and CEO.

L-BGLP40 is a third generation vaccine. L-BGLP40 is a completely synthetic MUC1 based liposomal, multiple target cancer vaccine, which we believe may provide benefit in several cancer indications. L-BGLP40 is a vaccine designed to evoke both a cellular and humoral immune response against major cancer-associated target epitopes expressed on adenocarcinomas.

Synthetic Biologics Unit

In April 2005, we created a Synthetic Biologics Unit headed by Vice President and General Manager, R. Rao Koganty, PhD. This business unit was created to take advantage of the strong potential in chemically synthesized biologicals for use in protective and therapeutic vaccines. We have developed technologies that can be used by other companies developing non-competing vaccine technology. Our expertise in this area will complement our current programs and provide new upside business potential.

Synthetic organic chemistry has been the foundation of our vaccine development program. Our scientists design and synthesize both antigens and immune stimulants, essential components of every vaccine, to achieve safety, specificity, purity and dependability in performance.

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Synthetic structures carry an impeccable structural definition that eludes natural macromolecules. With structural definition, you are assured of consistency in production and performance and we are able to provide a variety of synthetic immune stimulants (adjuvants) that will assist companies in vaccine development and clinical testing. We are actively seeking licensing opportunities for synthetic adjuvants.

Results of Operations
Financial results for the six months ended June 30, 2005 reflect a consolidated net loss from operations of $9.2 million or $0.12 per share compared to $3.8 million or $0.05 per share for the same period in 2004. The increased net loss of $5.4 million in 2005 arises from lower revenues of $5.5 million and higher research and development expenditures of $0.7 million, offset by higher investment and other income of $0.2 million and reductions in general and administrative expenses of $0.4 million, marketing and business development expenses of $0.1 million and other expenses of $0.1 million. The higher revenues in 2004 resulted from the recognition into income of the remaining deferred licensing revenues related to Theratope, totalling $5.9 million, due to the return of the Theratope development and commercialization rights from Merck KGaA announced in June 2004.

Revenues
Contract research and development revenue for the six months ended June 30, 2005, totalling $1.7 million compared to $0.8 million for the same period in 2004, represents contract research and development funding received from Merck KGaA associated with L-BLP25. The increase in contract research and development revenue is attributable to increased clinical expenditures incurred by Biomira in relation to the L-BLP25 phase 2 safety study commenced in the second quarter of this year and in preparation of the planned phase 3 clinical trial expected to commence towards the end of 2005.

Licensing revenue from collaborative arrangements for the six months ended June 30, 2005, totalling $0.1 million compared to $6.4 million for the same period in 2004, represents the amortization of upfront payments received from Merck KGaA and upfront sub-licensing fee from CancerVac upon commencement of the respective collaborations. The decreased revenue results from return of the Theratope vaccine development and commercialization rights by Merck KGaA in June 2004 and the immediate recognition into income of the remaining related deferred revenues totalling $5.9 million.

Licensing, royalties and other revenue for the six months ended June 30, 2005, totalling $0.2 million, was similar to the same period in 2004. Licensing, royalties and other revenue relates to contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Research and Development
Research and development expenditures for the six months ended June 30, 2005 totalled $7.8 million compared to $7.1 million for the same period in 2004. The increase in research and development expenditures is attributable to increased spending associated with the L-BLP25 phase 2 safety study commenced in the second quarter of this year and the planned L-BLP25 phase 3 clinical trial that is expected to commence towards the end of 2005. Expenditures include development of clinical protocols and procurement and manufacturing of clinical materials along with ongoing costs associated with clinical site wrap up expenses of existing clinical trials.

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General and Administrative
General and administrative expenses for the six months ended June 30, 2005 totalled $3.3 million compared to $3.7 million for the same period in 2004. The decrease of $0.4 million is mainly due to incremental costs incurred in the first half of 2004 relating to the settlement of an outstanding litigation.

Marketing and Business Development
Marketing and business development expenditures for the six months ended June 30, 2005, totalled $0.7 million compared to $0.8 million for the same period in 2004. Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies.

Amortization
Amortization expense for the six months ended June 30, 2005, totalling $0.2 million, was similar to the same period in 2004. Amortization expense relates to facility leaseholds and equipment, certain licensing rights, and other assets.

Investment and Other Income
Investment and other income for the six months ended June 30, 2005, totalling $0.9 million compared to $0.7 million for the same period in 2004, comprises income from cash and investments and foreign exchange gains and losses. The increased income is due to a higher net foreign exchange gain of $0.1 million and higher income from cash and investments of $0.1 million.

Liquidity and Capital Resources
Liquidity
Biomira’s financial reserves total $30.1 million in cash and short-term investments as at June 30, 2005, a decrease of $8.5 million from the year end position due to funding of operations. Current and projected cash burn is expected to remain at this level until we have finalized our clinical strategy and received clearance from the regulatory agencies to undertake the pivotal phase 3 registration trial for L-BLP25 in NSCLC.

Working capital, defined as current assets less current liabilities, decreased by $7.7 million from the year end position, to $29.4 million from $37.1 million and is attributable to the $8.5 million decrease in cash reserves offset by a $0.4 million increase in accounts receivable, a $0.2 million increase in prepaid expenses and a $0.2 million decrease in the current portion of deferred revenue. The increase in accounts receivable relates to the higher contract research and development revenues in the second quarter of 2005 compared to same period in 2004.

Capital Resources
Under the U.S. $100 million Base Shelf Prospectus registered with the applicable regulatory authorities in Canada and the U.S. on July 13, 2004, and expected to remain in place into the third quarter of 2006, just over U.S. $87 million is still available for future financings. In addition, there are 3.2 million warrants outstanding from previous financings, at a weighted-average exercise price of U.S. $2.69. Based on our NASDAQ closing share price of U.S. $1.72 on June 30, 2005, none of the warrants outstanding are currently in the money. Assuming continuing investor support for our equity offerings, the Base Shelf Prospectus should allow us to pursue financing opportunities sufficient to fund our expected programs in the foreseeable future.

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Contractual Obligations and Contingencies
In our continuing operations, we have entered into long-term contractual arrangements from time to time for our facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The contractual obligations arising from these arrangements, currently in force over the next ten years, are disclosed in the MD&A section of our 2004 Annual Report. During the six months ended June 30, 2005, we did not enter into any new material long-term contractual obligations.

Off-Balance Sheet Arrangements
During the six months ended June 30, 2005, we have not entered into any off-balance sheet arrangements.

Transactions with Related Parties
During the six months ended June 30, 2005, we have not entered into any material transactions with related parties.

Outlook
Until one of our products receives regulatory approval and is successfully commercialized, we will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to our lead products, as well as any new initiatives. Finally, the duration of the pre-operating losses will depend on the scientific results of such clinical trials.

We believe that our cash and short-term investments, together with expected cash inflows from collaborative funding arrangements, investment income, and technology licensing efforts will be sufficient to meet operating and capital requirements into 2006. However, we will be required to obtain additional financing in order to fund the expected L-BLP25 phase 3 registration trial and operations in the second half of 2006 and beyond.

Risks and Uncertainties
As described in the Outlook, the immediate risks and uncertainties facing Biomira may include: changing market and industry conditions; the impact of competitive products and their pricing; timely and favourable regulatory clearance for an expected phase 3 registration trial for L-BLP25 in NSCLC; outcomes associated with the exploration of potential early registration opportunities for L-BLP25 in regions other than the U.S. and Europe based on the results of the phase 2b trial in NSCLC; the ability to attract a new collaborator to further develop L-BGLP40 and Theratope; the ability to patent and defend our intellectual property; recruitment and retention of key personnel; and our success in generating sufficient new capital on acceptable terms and on a timely basis. In the near and long term, the ability to secure financing will depend on several factors, such as: regulatory support for a phase 3 pivotal L-BLP25 registration trial; the costs and timelines required to obtain regulatory approval for our products; timely progression and favourable outcomes of current and future clinical studies; the availability of new financing through private and/or public offerings on acceptable terms; and our ability to in-license complementary products and technology and secure collaborative arrangements to build up our pipeline.

Other business risks and uncertainties have not changed significantly from those disclosed in the MD&A in our 2004 annual report and in other regulatory filings.

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Critical Accounting Policies and Estimates
All of our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2004 Annual Report. As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, of the notes to our audited consolidated financial statements for the fiscal year ended December 31, 2004.

Changes in Accounting Policies
Variable Interest Entities
Effective January 1, 2005, we adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual or interim periods beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

We have determined that adoption of AcG-15 does not have an effect on our financial position, results of operations or cash flows in the current period or the prior period presented.

Financial Instruments - Disclosure and Presentation
Effective January 1, 2005, we adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

The adoption of the amendments to Section 3860 has resulted in a restatement of the financial statements for all interim and annual periods ended after September 26, 2001 and up to and including the interim period ended June 30, 2003 and the annual period ended December 31, 2003, to present the September 26, 2001 convertible debentures, which were fully repaid in May 2003, as a liability instead of an equity instrument on the consolidated balance sheets. The related interest, foreign exchange gain (loss), carrying charges and accretion charges have been reclassified to the Consolidated Statements of Operations instead of being presented as an adjustment on the Consolidated Statements of Deficit.

Summary of Quarterly Results
The following is selected quarterly consolidated financial information from our unaudited quarterly financial statements for each of the eight most recently completed quarters ending June 30, 2005. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

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(expressed in 000’s except per share data)
	For the three month period ended
	June 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sept. 30, 2004
Total Revenue	$1,120	$804	$974	$531
Research and development cost	$4,320	$3,507	$3,198	$3,229
Net loss	$(4,803)	$(4,358)	$(3,581)	$(4,804)
Basic and diluted loss per share	$(0.06)	$(0.06)	$(0.05)	$(0.06)
Common shares outstanding	78,817	78,360	78,340	72,562
Weighted average number of common shares outstanding	78,500	78,352	72,941	72,560

	For the three month period ended
	June 30, 2004		Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003
Total Revenue	$6,493	(1)	$943	$674	$679
Research and development cost	$3,358		$3,791	$2,853	$3,433
Net (loss) income	$1,012		$(4,852)	$(4,632)	$(4,450)
Basic and diluted (loss) income per share	$0.01		$(0.07)	$(0.07)	$(0.07)
Common shares outstanding	72,562		72,559	72,545	63,546
Weighted average number of common shares outstanding	72,558		72,555	62,498	59,145

(1) The increased revenues for the three months ended June 30, 2004 resulted from the recognition into income of the remaining deferred licensing revenues related to Theratope, totalling $5.9 million, due to the return of the Theratope development and commercialization rights from Merck KGaA announced in June 2004.

Updated Share Information
As at July 15, 2005, the number of issued and outstanding common shares of the Company was 78,816,564. In addition, there were 3,177,121 warrants and 4,493,801 stock options outstanding that are potentially convertible into an equal number of common shares. Had the warrants and options been fully exercised, the aggregate number of common shares outstanding as at July 15, 2005 would be 86,487,486.

For details relating to the warrants and stock options, please refer to Notes 10 and 11, respectively, of the notes to the audited consolidated financial statements for the fiscal year ended December 31, 2004 and Note 3 of the unaudited interim consolidated financial statements for the period ended June 30, 2005.

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Forward-Looking Statements
This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; ability to retain or secure collaborative partners; adequacy of financing and reserves on hand; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in the United States and Canada.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form and Proxy Circular, can be found on SEDAR at www.sedar.com or U.S. EDGAR at www.sec.gov.

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Biomira Inc. Consolidated Balance Sheets (expressed in thousands of Canadian dollars, except share amounts) (unaudited)

	June 30 2005	December 31 2004*
ASSETS
CURRENT
Cash and cash equivalents	$3,664	$19,887
Short-term investments	26,434	18,751
Accounts receivable	1,115	736
Prepaid expenses	464	320
	31,677	39,694
CAPITAL ASSETS, net	402	383
INTANGIBLE ASSET, net	428	480
LONG-TERM INVESTMENT (Note 7)	264	264
	$32,771	$40,821

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$1,984	$2,031
Current portion of deferred revenue	334	556
	2,318	2,587
DEFERRED REVENUE	1,139	1,241
CLASS A PREFERENCE SHARES	30	30
	3,487	3,858
SHAREHOLDERS’ EQUITY
Share capital (Notes 3 and 4)	375,497	374,007
Issued and outstanding - 78,816,564 and 78,339,978
Warrants (Note 3)	6,978	7,442
Contributed surplus (Note 4)	15,117	14,661
Deficit	(368,308)	(359,147)
	29,284	36,963
	$32,771	$40,821
(See accompanying notes to the consolidated financial statements)

(CAD $1.00 = USD $0.82)

*Figures excerpted from the 2004 audited consolidated financial statements.

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Biomira Inc. Consolidated Statements of Operations (expressed in thousands of Canadian dollars, except share and per share amounts) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
REVENUE
Contract research and development	$1,068	$323	$1,659	$843
Licensing revenue from collaborative agreements (Note 5)	52	6,170	104	6,435
Licensing, royalties, and other revenue	-	-	161	158
	1,120	6,493	1,924	7,436

EXPENSES
Research and development	4,320	3,358	7,827	7,149
General and administrative	1,562	1,831	3,285	3,738
Marketing and business development	389	499	657	824
Amortization	84	88	168	201
	6,355	5,776	11,937	11,912

OPERATING (LOSS) INCOME	(5,235)	717	(10,013)	(4,476)
Investment and other income	432	322	852	682
Interest expense	-	(1)	-	(3)
(LOSS) INCOME BEFORE INCOME TAXES	(4,803)	1,038	(9,161)	(3,797)
Income tax provision	-	(26)	-	(43)

NET (LOSS) INCOME	$(4,803)	$1,012	$(9,161)	$(3,840)

BASIC AND DILUTED (LOSS) INCOME PER SHARE	$(0.06)	$0.01	$(0.12)	$(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	78,499,836	72,558,185	78,499,836	72,558,185

Consolidated Statements of Deficit (expressed in thousands of Canadian dollars) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
DEFICIT, BEGINNING OF PERIOD	$(363,505)	$(351,774)	$(359,147)	$(346,922)
Net (loss) income for period	(4,803)	1,012	(9,161)	(3,840)
DEFICIT, END OF PERIOD	$(386,308)	$(350,762)	$(368,308)	$(350,762)
(See accompanying notes to the consolidated financial statements)

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Biomira Inc. Consolidated Statements of Cash Flow (expressed in thousands of Canadian dollars) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
OPERATING
Net (loss) income	$(4,803)	$1,012	$(9,161)	$(3,840)
Amortization	84	88	168	201
Stock compensation expense (Note 4)	297	263	487	552
Decrease in deferred revenue (Note 5)	(156)	(6,170)	(324)	(6,435)
Unrealized foreign exchange loss (gain) on cash and cash equivalents	34	(46)	(20)	(70)
Net change in non-cash working capital balances from operations
Accounts receivable	(503)	391	(379)	83
Prepaid expenses	(149)	(190)	(144)	(210)
Accounts payable and accrued liabilities	335	350	53	(1,028)
	(4,861)	(4,302)	(9,320)	(10,747)

INVESTING
Purchase of short-term investments	(19,302)	(19,204)	(34,280)	(36,337)
Redemption of short-term investments	10,991	15,808	26,597	29,746
Purchase of capital assets	(95)	(68)	(135)	(68)
	(8,406)	(3,464)	(7,818)	(6,659)

FINANCING
Payment of accrued share issuance costs	-	-	(100)	-
Proceeds from exercise of stock options	3	6	45	35
Proceeds from exercise of warrants	950	-	950	-
Repayment of capital lease obligation	-	(21)	-	(60)
	953	(15)	895	(25)

NET CASH OUTFLOW	(12,314)	(7,781)	(16,243)	(17,431)
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(34)	46	20	70
DECREASE IN CASH AND CASH EQUIVALENTS	(12,348)	(7,735)	(16,223)	(17,361)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	16,012	14,436	19,887	24,062
CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,664	$6,701	$3,664	$6,701

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the period	$-	$1	$-	$3
Amount of income taxes paid in the period	$-	$-	$-	$-
(See accompanying notes to the consolidated financial statements)

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BIOMIRA INC.
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these interim consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended December 31, 2004, except as disclosed in Note 2 below.

Omitted from these statements are certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP. The consolidated financial statements and notes presented should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 filed with the appropriate securities commissions.

Comparative figures for prior periods have been restated to conform to the current period’s presentation.

2.	ACCOUNTING POLICY CHANGES

Variable interest entities

Effective January 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

The Company has determined that adoption of AcG-15 does not have an effect on its financial position, results of operations or cash flows in the current period or the prior period presented.

Financial instruments - disclosure and presentation

Effective January 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

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The Company has determined that there is no impact on the financial statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior periods presented. However, the adoption of the amendments to Section 3860 has resulted in a restatement of the financial statements for all interim and annual periods ended after September 26, 2001 and up to and including the interim period ended June 30, 2003 and the annual period ended December 31, 2003, to present the September 26, 2001 convertible debentures, which were fully repaid in May 2003, as a liability instead of an equity instrument on the consolidated balance sheets. The related interest, foreign exchange gain (loss), carrying charges and accretion charges have been reclassified to the Consolidated Statements of Operations instead of being presented as an adjustment on the Consolidated Statements of Deficit.

3.	SHARE CAPITAL

	June 30 2005	December 31 2004
Common shares
Issued and outstanding, beginning of period	78,339,978	72,545,232
Equity placements	-	4,891,051
Exercise of warrants	454,679	722,320
Exercise of stock options	21,907	181,375
Issued and outstanding, end of period	78,816,564	78,339,978
Issued and outstanding as at July 15, 2005	78,816,564

	June 30 2005	December 31 2004
Stock options
Issued and outstanding, beginning of period	3,736,599	4,519,418
Granted	1,018,315	535,627
Exercised	(21,907)	(181,375)
Cancelled	(239,206)	(1,137,071)
Issued and outstanding, end of period	4,493,801	3,736,599
Issued and outstanding as at July 15, 2005	4,493,801

Stock options are exercisable at a range of exercise prices from $1.51 to $23.10 per share.

	June 30 2005	December 31 2004
Warrants
Issued and outstanding, beginning of period	3,631,800	4,251,999
Issued	-	1,077,121
Exercised	(454,679)	(722,320)
Expired	-	(975,000)
Issued and outstanding, end of period	3,177,121	3,631,800
Outstanding as at July 15, 2005	3,177,121

The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $2.30 to U.S. $3.45 per share.

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Restricted Share Unit Plan

At the Company’s Annual General Meeting on May 18, 2005 a Restricted Share Unit Plan (the “RSU Plan”) for non-employee Directors was approved by the shareholders. The RSU Plan provides for grants to be made from time to time by the Board or a committee thereof. Each grant will be made in accordance with the RSU Plan and terms specific to that grant and will be converted into one common share of Biomira at the end of the grant period (not to exceed five years) without any further consideration payable to Biomira in respect thereof. The current maximum number of common shares of the Company reserved for issuance pursuant to the RSU Plan is 500,000. The restricted share units will be accounted for using the fair value based method of accounting. Under this method, the estimated fair value of the restricted share units granted is recognized over the applicable vesting period as a charge to stock compensation expense. As at June 30, 2005, no grants have been issued under the RSU Plan.

4.	STOCK-BASED COMPENSATION

In the second quarter of 2005, stock compensation expense of $297 (2004 - $263) was recognized ($487 for the six months ended June 30, 2005 (2004 - $552)), representing the amortization applicable to the current period of the estimated fair value of options granted since January 1, 2002. An amount of $31 (2004 - $23) arising from the exercise of options for the six months ended June 30, 2005 was credited to share capital from contributed surplus.

The Company uses the Black-Scholes option pricing model to value the options at each grant date, under the following weighted average assumptions:

	Six Months Ended June 30
	2005	2004
Weighted average grant-date fair value per share option	$2.24	$1.90
Expected dividend rate	0.0%	0.0%
Expected volatility	114.26%	112.63%
Risk-free interest rate	3.69%	3.77%
Expected life of options in years	6.0	6.0

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

5.	COLLABORATIVE AGREEMENTS

On May 3, 2001, the Company entered into a collaborative agreement with Merck KGaA to pursue joint global product development, licensing, and commercialization of the Company’s two lead candidates, L-BLP25 vaccine and Theratope® vaccine, for the treatment of various cancer indications.

Upon execution of the collaborative agreements, Merck KGaA made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to L-BLP25 and Theratope. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over 10 years.

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In June 2004, Merck KGaA returned all of their rights to develop and commercialize Theratope to the Company in accordance with certain provisions under the collaborative agreements. As a result thereof, the second quarter of 2004 included an addition to income of $5,903 representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope.

6.	SEGMENTED INFORMATION

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and long-lived assets by geographic region for the periods indicated are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Revenue from operations in
Canada	$57	$18	$248	$200
United States	-	-	1	-
Barbados	1,044	3,923	1,636	4,575
Europe	19	2,552	39	2,661
	$1,120	$6,493	$1,924	$7,436

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Amortization in
Canada	$51	$77	$103	$182
United States	7	11	13	19
Barbados	26	-	52	-
	$84	$88	$168	$201

	June 30 2005	December 31 2004
Long-lived assets, net, in
Canada	$337	$330
United States	65	53
Barbados	428	480
	$830	$863

Long-lived assets and amortization consist of capital assets and intangible assets and the amortization of capital assets and intangible assets recorded thereon.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue and total revenue from transactions with those customers are as follows:

Six Months Ended June 30	Number of Customers	Revenue
2005	1	$1,754
2004	1	$7,272

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7.	SUBSEQUENT EVENT

Subsequent to June 30, 2005, the Company converted its $264 investment in shares of CancerVac Pty. Ltd. for $264 of shares in Prima BioMed Ltd. (ASX:PRR), an Australian biotech company. The resulting number of shares received represents approximately 1.62 per cent of the issued and outstanding shares.

Corporate Information

Share Registrar and Transfer Agents
Computershare Trust Company of Canada
Suite 600, 530 - 8 Ave SW
Calgary AB T2P 3S8
Canada
Phone: 1-800-564-6253 (toll free North America)
Phone: 1-514-982-7555 (International)
Fax: 1-888-453-0330 (toll free North America)
Fax: 1-416-263-9394 (International)
E-Mail: service@computershare.com
Internet: http://www.computershare.com

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq National Market: BIOM

Contacts:

Jane Tulloch
Director, Investor Relations and Compliance Officer

Telephone:	(780) 490-2812
E-mail:	ir@biomira.com

Bill Wickson
Manager, Public Relations

Telephone:	(780) 490-2818
E-mail:	bwickson@biomira.com

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 241.

This release/report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in such statements, a number of which are set forth under the Management Discussion and Analysis section above. All forward-looking statements in this release/report are expressly qualified in their entirety by this cautionary statement and by the section on Forward-Looking Statements under the Management Discussion and Analysis section.

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: July 27, 2005	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration
and Chief Financial Officer